Exhibit 4.10

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm if publicly disclosed.

SUPPLY AGREEMENT

FOR

EU GMP QUALITY MEDICAL CANNABIS FLOWER (DAB)

BETWEEN:

Supplier:

RPK Biopharma Unipessoal, Lda

With registered address at:

Avenida de Santa Isabel, 7 2635-047, Rio de Mouro, Portugal

Represented by Tom Flow as Managing Director,

and Tej Virk as Director and CEO of Akanda Corp.

AND:

Customer:

Cansativa GmbH

With its registered address at:

Hessenring 15i, 64546 Mörfelden-Walldorf, Germany

Represented by Benedikt Sons as Managing Director

individually referred to as “Party”,

collectively also as the “Parties” -

EFFECTIVE DATE: August 8, 2022

1.Definitions

“Active sales” means actively targeting customers by visits, letters, emails, calls or other means of direct communication or through targeted advertising and promotion, offline or online, for instance by means of print or digital media, including online media, price comparison services or advertising on search engines targeting customers in particular territories or customer groups, operating a website with a top- level domain corresponding to particular territories, or offering on a website languages that are commonly used in particular territories, where such languages are different from the ones commonly used in the territory in which the Customer is established.

“Affiliates” shall mean with respect to either Party hereto, any person, partnership, corporation, organization or other entity that directly or indirectly controls, or is directly or indirectly controlled by, or is under common control with such party. A person or entity shall be regarded as controlling party, if (i) it owns fifty percent (50%) or more than the voting stock or other ownership interest of such other entity, or (ii) it directly or indirectly possesses sufficient authority to direct the adoption and/or execution of the policies, management or operations of such party by any means whatsoever;

“Agreement” means this supply agreement, including its annexes, as amended from time to time; “AMOQ” means Annual Minimum Order Quantity by the Customer;

“Applicable Law” means any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental authority applicable to the Parties, or the Products;

“Batch” means the batch from which any Product purchased by Customer was taken, derived, or obtained, in accordance with Supplier’s registered sizes;

“Batch Release” means the Qualified Person (“QP”) signature on the Certificate of Analysis in Germany;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Germany, Portugal or the United Kingdom;

“Cannabis Strains” shall mean varieties of the Cannabis genus of plants that encompasses the species Cannabis sativa included in Products, with such quality and Specifications as attached hereto in Annex A;

“Conditions Precedent” has the meaning set forth in Article 12.2;

“Confidential Information” “Confidential Information” means all information including, without limitation, any business reports, business and financial projections, data, business plans, financial, business and marketing information, vendor information, internal services and operational manuals, marketing and development plans, trade secrets, trademarks, patents, engineering and other drawings, design concepts and designs for tools and other products, any other intellectual property and rights in intellectual property, applications (including applications for market authorization and clinical trials), customer lists, descriptions of products, services and processes, software, algorithms, analyses, hypothesis, research, and conclusions related thereto, and the methods, processes, procedures, analysis, techniques, and audits used in connection therewith, projections, forecasts, strategies, accounts, internal and external financial and other statements and compilations, legal documents and records, legal and audit opinions, contracts, agreements, formulas, writings, whether or not under copyrights, correspondence, technical diagrams, descriptions, and engineering reports or data, test data, and test results, concerning the Disclosing Party or its Affiliates or the business and affairs of the Disclosing Party or its Affiliates furnished, provided, or otherwise made available (orally, visually, in writing, or electronic, computer readable, or any other form) by or on behalf of the Disclosing Party to the Receiving Party or its Representatives, whether disclosed before or after the execution hereof, and whether or not specifically described as “confidential” at the time or thereafter of delivery; and all analyses, compilations, studies, documents, or records prepared by the Receiving Party or its Representatives containing, reflecting, generated from, or based upon, in whole or in party, any such furnished information; but shall not include information which: (i) the Receiving Party is able to establish beyond a reasonable doubt was or becomes generally available to the public other than as a result of a wrongful public disclosure by the Receiving Party or its Representatives or any third party in breach of a duty of confidentiality owing to the Disclosing Party or its Affiliates, but only from such date and only such portion of the information which becomes so available; (ii) the Receiving Party is able to establish beyond a reasonable doubt was developed by the Receiving Party without reference to the Disclosing Party’s Confidential Information; or (iii) the Receiving Party is able to establish beyond a reasonable doubt was received from a third party without obligations of confidentiality.

“DAB” means the abbreviation of “Deutsche Arzneibuch”, which is the German Pharmacopoeia and is part of the pharmacopoeia according to section 55 of the German Medicines Act (AMG). It is a published collection of recognised pharmaceutical rules on the quality, testing, storage, dispensing, designation and the condition of containers and covers of medicinal products and the substances used in their manufacture at national level, which are thus not included in the European Pharmacopoeia (Ph. Eur.). The recognised pharmaceutical rules described in monographs and other pharmacopeial texts correspond to the current state of scientific knowledge;

“Deficient” or “Deficiency” with respect to the Product or a Batch of Product means that such Product or a Batch of Product is damaged, fails to meet the Requirements or the Specifications, or does not contain at least the number of units ordered in the applicable Purchase Order, except the reduction of quantity has been approved in text form by the Receiving Party;

“Delivery Date” means the requested delivery date of Product specified in any Purchase Order that has been accepted by Supplier;

“Disclosing Party” means a Party disclosing Confidential Information under this Agreement;

“Effective Date” shall mean the date written at the beginning of this Agreement once both Parties have duly signed this Agreement;

“Force Majeure” shall have the meaning set forth in Article 15; “Forecast” shall have the meaning set forth in Article 5.1;

“GACP” means good agricultural and collections practices as promulgated by the European Medicines Agency;

“GDP” means the good distribution practice contains guidance for the interpretation of the principles  and guidelines EU Good Distribution Practice of Medicinal Products for Human Use (2013/C 343/01);

“GMP” means good manufacturing practices as promulgated in Volume 4 of “The rules governing medicinal products in the European Union” contains guidance for the interpretation of the principles and guidelines of good manufacturing practices for medicinal products for human and veterinary use laid down in Commission Directives 91/356/EEC, as amended by Directive 2003/94/EC;

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body, including (without limitation) Medicines and Healthcare products Regulatory Agency (MHRA) of United Kingdom, United Kingdom Home Office, and other Health Authorities or person having or purporting to have jurisdiction in the relevant circumstances with respect the Product;

“Initial PO” has the meaning set forth in Section 5.4.1;

“Initial Shipment” means the first delivery to Customer of up to [***], said Product specified as per Annex A;

“Intellectual Property” means intellectual property of any nature and kind, including all proprietary genetics of a party in relation to seeds, flower, plants, crop, domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs, plant breeders’ rights, and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, Product formulations, processes and processing methods, technology and techniques and know-how;

“Parties” mean Customer and Supplier;

“Passive Sales” means sales made in response to unsolicited requests from individual customers, including delivery of the Products to the customer, without the sale having been initiated by actively targeting the particular customer, customer group or territory, and including sales resulting from participating in public procurement or responding to private invitations to tender;

“Payment Terms” means the terms regarding timing, currency and method of payment for the Products, set forth in Annex B;

“Prepayment” has the meaning set forth in Section 5.4.3;

“Product” means medical Cannabis flower strain which complies with the Requirements, Specifications and Applicable Law as set forth in Annex A;

“Purchase Order” means a written order for the purchase of Product duly executed by Customer;

“Price” means the price of each Product set forth in Annex B;

“Qualified Person” or “QP” has the meaning described in EU GMP;

“Receiving Party” means a Party receiving Confidential Information under this Agreement;

“Representatives” means directors, officers, employees, agents, or advisors, including without limitation, lawyers, accountants, engineers, other consultants, potential financing sources, bankers, financial and technical advisors, and any general or limited partner directors, officers, agents, or advisors of any thereof;

“Requirements” mean the requirements of the Product in order for it to qualify for import in the Territory, which are the following: The Product must be produced and released according to EU GMP of a competent Authority in the EU; i.e. within the meaning of the present contract INFARMED; whereas the release is a Batch Release for export according to a DAB and Ph. Eur. Compliant specification of the product, as have been expressly agreed upon between the Parties on the effective date of the present contract;

“ROFR” has the meaning set forth in Section 4.2.5;

“Shipment Date” means the date of the QP signature on the Certificate of Analysis (CoA) in Germany;

“Specifications” shall mean the technical quality characteristics of the Product measured according to compendial methods, including as attached hereto as Annex A;

“Technical Quality Agreement” or “TQA” means the separate written agreement entered into by the Parties setting forth the technical and quality requirements for the Product, which, when executed by the Parties, shall incorporated by reference into this Agreement;

“Term” shall have the meaning set forth in Article 12; and

“Territory” means the territory where the Product may be distributed and/or sold, by Active Sales by or on behalf of the Customer, namely the European Union, excluding Portugal, Switzerland, UK, Iceland, Liechtenstein and Norway which countries are exclusively reserved to the Supplier.

The Annexes form part of this Agreement and shall have the same and effect as if expressly set out in the body of the Agreement and any reference to this Agreement shall include the Annexes.

2.SUPPLIER QUALIFICATION AND TQA

2.1.	Supplier shall enter into a Technical Quality Agreement (“TQA”) with Customer and, if required for compliance with Applicable Law, Customer’s service providers.
2.2.

The TQA is subject to periodic review and revision by the Parties or Governmental Authorities as per EU GMP. For changes requested by the Governmental Authorities the Parties will consider in good faith the implementation.

2.3.

The TQA shall set forth the Parties’ respective responsibilities for the quality of the Product and will provide the Customer with the right to audit Supplier for compliance with EU GMP/GACP, among others.

2.4.

To the extent permitted by law, Customer will be provided reasonable, good faith access to Supplier’s cultivation and processing facilities and input on selection of appropriate genetics, raw materials or packaging; provided that site visits to cultivation and processing facilities will not exceed once per year in aggregate.

2.5.	The TQA and any revisions thereto, shall be incorporated into and form part of this Agreement.
2.6.

Supplier shall adopt and apply quality control procedures and standards sufficient to ensure that all Product supplied to Customer meets the Requirements and Specifications or such other specifications as from time to time hereafter may be established by any competent Governmental Authority within the countries identified by the Customer and communicated to Supplier from time to time, which shall initially include compliance with the guidelines European “Guideline on Good Agricultural and Collection Practice for Starting Materials of Herbal Origin” (Doc. Ref. EMEA/HMPC/246816/2005) as currently in effect or as amended from time to time.

2.7.	Supplier shall be responsible for qualifying its vendors and service providers in accordance with EU GMP/GACP, as applicable.
3.	SUPPLY OF PRODUCTS
3.1.	Supplier will cultivate, harvest, cure, trim, process, test, package and supply the Product in bulk and/or such other presentations as may be mutually agreed.
3.2.	Product will comply with the Specifications and the Requirements.
4.	EXCLUSIVITY, NON-CIRCUMVENTION AND RIGHT OF FIRST REFUSAL
4.1.	This Agreement creates a mutually exclusive relationship between Customer and Supplier with respect to the supply and purchase of the Products.
4.2.

During the Initial Term of this Agreement, Supplier shall be the exclusive supplier of the Products, defined as per their specification, for use or commercialization by Customer anywhere in the Territory, and Supplier shall not supply the same Products for use or commercialization by any third party anywhere in the Territory.

4.2.1.

Notwithstanding anything to the contrary in this Agreement, Customer shall not make Active Sales of the Products outside of the Territory, to customers in Portugal, UK, Switzerland, Iceland, Liechtenstein and Norway, as these countries have been exclusively allocated to another party or reserved to Seller in its sole discretion. Passive Sales by or on behalf of the Customer to these territories remain free.

4.2.2.

Supplier shall not sell the Products defined herein within the Territory (excluding UK, Switzerland, Portugal, Iceland, Liechtenstein and Norway), and shall restrict Active Sales to the Territory (excluding UK, Switzerland and Portugal) on all of its buyers and their direct customers.

4.2.3.

Supplier’s exclusivity rights may be terminated by Customer on written notice to Supplier for failure to supply Products under a Purchase Order, except for (i) Customer’s failure to pay invoices timely; (ii) Customer’s failure to obtain import permits/ licenses timely; or (iii) Supplier’s inability to supply under Section 5.2.2.

4.2.3.1.

Failure to supply includes any failure by Supplier to supply Products that meet the Requirements and/or the Specifications that is not remedied within sixty (60) days of Customer’s delivery of a written notice of Defect or Deficiency to Supplier.

4.2.4.

Customer’s exclusivity rights may be terminated by Supplier on written notice to Customer upon a change of control of Customer, or for failure to purchase the AMOQ, except for (i) Supplier’s failure to obtain export permits/ licenses timely; or (iii) Supplier’s failure to supply Products that meet the Requirements or Specifications.

4.2.5.

Subject to compliance with Applicable Laws, during the Initial Term, Customer shall have the right of first refusal (“ROFR”) to future products cultivated by Supplier at its Sintra facilities, such ROFR to be exercised within five (5) Business Days to acquire specific quantities at a mutually agreed price, having reference to prevailing market prices for similar products.

4.2.6.

Customer’s exclusivity rights and ROFR shall not include any products from the Cookies strains, brand or trademark owned, licensed by or otherwise offered for sale or distribution by Supplier, or any services provided by Supplier.

5.	ROLLING FORECASTS, PURCHASE ORDERS, PRICE, INVOICES, AND PAYMENT TERMS
5.1.	Rolling Forecast
5.1.1.	Upon execution of this Agreement, Customer shall provide Supplier with a non-binding, 12- month rolling forecast, by country, which shall be updated monthly (“Forecast”).
5.1.2.	Delivery Date shall be a date that is not earlier than six (6) weeks from the date on which the Purchase Order is provided to Supplier.
5.2.	Customer shall submit Purchase Orders for its requirements of Products in a form mutually agreed.
5.2.1.

Purchase Orders shall specify the Cannabis Strain(s) and quantities (in kilograms) of Products, the Price per gram, as well as the required Delivery Date and any other item to be agreed in writing by the Parties.

5.2.2.

Supplier shall use commercially reasonable efforts, but shall not be obligated, to supply any Products above the quantities in the Forecast or meet any Delivery Date that is less than six (6) weeks from the delivery of the Purchase Order.

5.2.3.	Once a Purchase Order has been accepted by Supplier, all obligations arising from such Purchase Order shall be binding for both Parties.
5.3.	Price, Invoices and Payment Terms
5.3.1.	The Price for the Products is set forth in Annex B.
5.3.2.

Supplier shall invoice Customer for 100% of the value of the Purchase Order upon receipt of the Purchase Order by email to the address specified by Customer for invoices. Invoices will include VAT if applicable by law, subject to the inner-EU reverse charge mechanism.

5.3.3.

Invoices and payments shall be in EURO by wire transfer to the account specified in writing by Supplier, whereas the term “payment” means the invoice amount being credited to the account of the Supplier.

5.3.4.

Invoices shall be paid in full not later than 5 days after laboratory testing by Customer confirms that the Product meets the Specifications, whereas such laboratory testing is conducted in a qualified contract laboratory which the parties mutually agree to utilise for the purpose of the testing.

5.3.5.	Batch Release. Non-conformances need written evidence to the Supplier as well as a root- cause investigation of the Out of Specification (OOS) result.
5.3.5.1.

Customer shall initiate Product testing not later than 48 hours following receipt of Product and forward the Batch Release certificate (Certificate of Analysis) on each batch within 24 hours of receipt from the qualified quality control laboratory.

5.3.6.	Supplier may suspend delivery of Products or refuse to accept Purchase Orders for non- payment of undisputed, overdue invoices.
5.3.7.

Unpaid invoices will bear default interest rate for the year of nine (9) percentage points above the basic interest rate, according to section 288 German Civil Code (BGB) or such interest rate as may be legally charged in accordance with actual Applicable Law.

5.3.8.	Supplier may exercise the right of setoff in respect of any amounts owed by Customer.
5.3.9.	If Customer disputes any invoice, Customer shall pay the undisputed amount by the payment due date. The Parties will use good-faith efforts to resolve any invoice or payment disputes.
5.3.10.	The Price and Payment Terms may only be varied in an amendment to this Agreement, signed by both Parties.
5.4.	Initial Purchase Order and Initial Shipment
5.4.1.	Customer shall deliver an initial purchase order (the “Initial PO”) for the Initial Shipment of up to 250 kg each of T27 and T24 upon execution of this Agreement.
5.4.2.	Supplier shall invoice Customer for the full Price of the Initial Shipment upon receipt of the Initial PO.
5.4.3.

Customer shall pre-pay EUR 500,000 towards the total Price of the Initial Shipment of Products (“Prepayment”) upon receipt of Supplier’s invoice. Payment of the invoice is due 30 days after receipt of the invoice by the Customer. The balance of the Price shall become due and payable in accordance with Section 5.3.

5.4.4.

Upon receipt of the Prepayment, Supplier agrees to grant Customer a security interest, secured against insolvency and access by third parties at Customer’s own expense. in the quantity of Products corresponding to the Prepayment and shall set aside and mark such quantity of Products with the Customer’s name. The Prepayment shall be credited against the invoice for the Initial Shipment. If the Initial Shipment is not completed by December 31, 2022, the Prepayment shall be refunded in full within five (5) Business Days to the account to be named in advance by Customer.

5.5.	Annual Minimum Order Quantity “AMOQ” and Discounts
5.5.1.

Customer binds itself to the AMOQ of minimum [***] in year one. In case the Customer does not order the AMOQ, at the end of year one, starting with Effective Date, Customer shall pay to Supplier the difference between the Price of the Product ordered and purchased and the Price of the remaining AMOQ not ordered.

5.5.2.	If Customer exceeds the AMOQ, the Products are subject to discounts according to Annex B.

6.	IMPORT/EXPORT PERMITS AND DELIVERY TERMS
6.1.	Supplier shall deliver the Products DAP (Incoterms® 2020)
6.1.1.	Products shall be shipped via FRA airport to Cansativa GmbH, Hessenring 15i, 64546 Mörfelden-Walldorf, Germany, unless otherwise agreed in writing.
6.1.2.	Supplier and Customer shall cooperate and provide each other reasonable assistance in identifying logistics providers, suitable packaging materials, insurance carriers, etc.
6.2.

Customer will be responsible for obtaining all relevant import licenses, permits and authorizations from the Governmental Authorities of destination for the importation of the Products and providing same to Supplier.

6.3.	Supplier will be responsible for obtaining all necessary licenses, permits and authorizations required for the export of the Products, following receipt of the import license provided by Customer.
6.4.	Each Party shall promptly notify the other Party of any actual or likely delay, refusal or other negative action taken by a Governmental Authority with regard to its import / export licensing.
6.5.

In the event that the delivery cannot be made due to a denial of or failure to obtain the import licenses, Customer shall pay 100% of the value of the part of the Purchase Order affected by the import license), as liquidated damages.

6.6.	The Parties agree that if Customer delays the delivery of import permits, the Delivery Date will be extended by a corresponding number of days.
6.7.	If the Product shelf-life is reduced due to a delay in obtaining the import permit, Customer shall have no claim against Supplier in respect of such reduction.
6.8.

Both Parties agree that the Products will be supplied with a one-month re-test date. Therefore, the Customer shall carry out a shelf-life test of the final packaging and of the units produced for the pharmacies in the Territory. The Parties agree that from the 4th quarter of 2022 the Products will be supplied with a one-month re-test date.

7.	INITIAL SHIPMENT, DELIVERY, ACCEPTANCE AND QUALITY CONTROL
7.1.	Timing of the Initial Shipment will be mutually agreed upon by the Parties, with expected date targeted for Q3 2022, but no later than 31st of December 2022, provided
7.1.1.	the Customer submits the Purchase Order timely;
7.1.2.	the Narcotic license of the Customer is renewed to include the strains and
7.1.3.	the import permit is provided to the Supplier in a timely manner.
7.1.4.

The Parties will use their commercially reasonable efforts to complete the Initial Shipment on the later of (i) a license to import the Products being granted to the Customer and all other necessary parties, (ii) the Supplier receiving approval from Portuguese Regulators for the export of the Products including quota grants, and (iii) the Products being available for shipment.

7.1.5.	If the Shipment Date of the Initial Shipment does not occur by 31 December 2022, this Agreement shall automatically terminate without notice of termination being required
7.2.

For the Initial Shipment and subsequent deliveries of Products, Supplier will test each batch in a EU GMP-certified laboratory for compliance with the Specifications and will assess the same. If, based on the results of such testing, the Products conform to the Specifications, Supplier will certify the same in writing together with a copy of the Certificate of Analysis (CoA) to Customer, in advance of the importation.

7.3.

Upon delivery of Products, Customer shall perform reasonable inspections and/or analysis and shall notify Supplier of any Deficiencies that are revealed by such inspection and/or analysis. Except in the case of hidden defects (i.e. defects not discoverable by routine inspection and quality control testing), if Customer does not notify Supplier about any Deficiencies within one (1) month of delivery, the Product shall be deemed to be accepted by Customer. In the case of hidden defects, Customer shall notify Supplier within ten (10) Business Days of the discovery of such defects. The process outlined in this Article 7 for Deficient Products shall apply equally to Products with alleged hidden defects.

7.4.	If the Batch of Products does not successfully pass the quality control testing Customer may accept or reject such Batch.
7.4.1.

If Customer rejects such Batch of Product, Supplier shall not charge Customer for such rejected Batch and shall use commercially reasonable best efforts to provide a replacement Batch as soon as possible.

7.4.1.1.

If a replacement Batch cannot be supplied within a period that is satisfactory to Customer, Supplier shall initiate the refund of any payment made by Customer in respect of such rejected Batch within ten (10) Business Days after notification by Customer. The receipt on the Customer’s account is decisive for the observance of the 10-Business-Day period.

7.4.2.	If Customer rejects such Batch of Product based on failure to meet the expected THC concentration:
7.4.2.1.	Supplier will replace the product with a new batch without undue delay and in the same supply conditions as presented herein;
7.4.2.2.	the batch shall not be destroyed without a written consent from the Supplier.
7.4.2.3.	Customer shall have the option, but not the obligation, to buy the out-of- specification Product at mutually agreed, reduced price.
7.5.

Customer must provide Supplier with samples, photographs and/or documentation supporting allegations of Deficiencies within ten (10) Business Days from the date of discovery of such Deficiencies. Supplier will evaluate the Deficiencies within ten (10) Business Days from the date of receipt of the supporting samples and/or documentation.

7.6.	Supplier will perform investigations into any Defects or Deficiencies according to GACPs/GMPs and accepted industry standard practices, informing Customer of results at all stages.
7.6.1.

For any Batch of Product rejected based on failure to meet the compendial standard on microbiology, which standard is to be defined in the Specification for each Cannabis Strain, the testing should be repeated n=2 from the same Batch.

7.6.2.	Verification of the results from two QPs will be binding determination on the Parties.
7.7.

Subject to Section 7.6, in case the Parties are unable to agree whether the Product is Deficient or which party is responsible within one month from the date of receipt of the samples, the Parties shall submit samples to an independent laboratory mutually agreed by the Parties, which shall give binding statement of fact in regards to the compliance of any Product with the Specifications, Requirements or the Purchase Order, as applicable. The Party that is determined to be responsible for the Deficiency shall bear the costs, including the Price, transportation, testing and/or destruction costs. If necessary and requested by the laboratory assigned to carry out the inspection, Supplier will make the necessary advance payment, which will then be settled depending on which Party is responsible for the Deficiency according to the inspection of the laboratory.

7.8.

Supplier shall not be responsible for Product which has been modified, adulterated, contaminated, or improperly handled or stored or which fail to comply with the Specifications or Requirements as a result of any act or omission by Customer, which must be demonstrated an proven by the Supplier.

8.	RECALL PROCEDURES
8.1.

In the event that a Party (the “Recalling Party”), determines in good faith that it is required to initiate a recall as required by Applicable Law (each a “Recall”) with respect to a Batch of Product (the “Recalled Batch”), the Recalling Party shall immediately notify the other Party (the “Other Party”) of the Recall.

8.1.1.

The Party initiating the Recall shall provide a written notice, accompanied by a detailed explanation of the reasons under which the Recalling Party has determined that it is required to initiate a Recall, which shall include any available information that must be provided by applicable law (the “Recall Notice”).

8.1.2.	Updates to the Recall Notice shall be provided by the Party initiating the Recall, as appropriate.
8.1.3.

The Parties shall promptly cease to sell or distribute any affected Product (as applicable) and shall use reasonable, good faith efforts to cooperate and provide assistance in the Recall, its investigation and preparation of the Recall Report.

8.1.4.	In the event that the Recall is a result of a circumstance attributable solely to Supplier, Supplier shall compensate Customer for its reasonable costs of such cooperation;
8.1.5.	Supplier shall be entitled to have the PRODUCT returned to Supplier’s facilities, subject to Customer’s compliance with the requirements of Governmental Authorities.
8.2.	All recall costs, such as costs related to the recovery of Product, storage and/or destruction costs and applicable taxes, shall be ultimately assumed by the Parties as follows:
8.2.1.	Supplier shall be responsible for the cost of the Recall should the Product be Deficient at the time of delivery;
8.2.2.

Customer shall be responsible for the cost of the Recall if the cause of the Recall is based on a Deficiency that occurred after acceptance according to 7.3, with conformance to the Specifications up to the time of acceptance according to 7.3 to be demonstrated and proven by the Supplier.

8.2.3.	in the event of disagreement between the Parties as to responsibility for the Recall, the procedures in Articles 7.6 and 7.7 shall be followed, as applicable.
9.	INTELLECTUAL PROPERTY

Each Party retains all right, title and interest in and to the Intellectual Property which it currently owns and/or uses to the extent related to the purposes of this Agreement (“Pre-Existing Intellectual Property”). Supplier shall own all right, title and interest in and to any modifications, derivative works, enhancements or improvements of or to any of the Pre-Existing Intellectual Property related to the Cannabis Strains that either Party creates, develops, discovers, conceives and/or reduces to practice.

10.	REPRESENTATIONS AND WARRANTIES
10.1.

Each Party represents and warrants that it is a corporation validly existing and in good standing under the laws of its country of residence, and it has the corporate power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby, and it has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

10.2.

Each Party represents and warrants that there is no impediment, neither in this Agreement nor by law, including any pending litigation or regulatory actions, to enter into this Agreement and in meeting it obligations under this Agreement;

10.3.	Supplier represents and warrants to Customer that:
10.3.1.

it owns and will maintain during the Term, all the required licenses under Applicable Laws necessary to engage in the contemplated activity under this Agreement, including without limitation the ability to engage in the growth, production, manufacturing, import, export, distribution and commercialization of Cannabis sativa and its extracts and/or derivatives for medical and scientific purposes;

10.3.2.	it will produce and supply the Products in compliance with the Requirements, the Specifications and Applicable Law, as applicable;
10.3.3.	the facilities in which the Products will be produced shall be and at all relevant times will remain, as GACP and EU GMP compliant, as applicable; and
10.3.4.	the Products will have undergone all required quality assurance product testing at time of delivery.
10.4.

Customer represents and warrants to Supplier that it owns and will maintain during the Term, all the required licenses under Applicable Laws necessary to engage in the contemplated activity under this Agreement, including without limitation the ability to engage in the manufacturing, import, export, distribution and commercialization of the Products.

11.	INDEMNITY
11.1.

Subject to all of the applicable provisions of this Article 11, Customer agrees to defend, indemnify and hold Supplier and its Affiliates harmless from and against any and all demands, claims, actions, causes of action, assessments, losses, damages, injuries, liabilities, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) of Supplier and its Affiliates, directly or indirectly related to, arising out of or resulting from:

a)	any breach or failure of or liability under any of the representations, warranties or covenants of Customer contained herein;
b)	actual violations of any Applicable Law by Customer or its Affiliates;
c)	any wrongful act or omission to act by Customer or its Affiliates in any manner in connection with performance hereunder.
11.2.

Subject to all of the applicable provisions of this Article 11, Supplier agrees to defend, indemnify and hold Customer and its Affiliates harmless from and against any and all demands, claims, actions, causes of action, assessments, losses, damages, injuries, liabilities, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) of Customer  and its Affiliates, directly or indirectly related to, arising out of or resulting from:

a)	any breach or failure of or liability under any of the representations, warranties and covenants of Supplier contained herein;
b)	actual violations of any Applicable Law by Supplier or its Affiliates;
c)	any wrongful act or omission to act by Supplier or its Affiliates in any manner in connection with performance hereunder;
d)	any infringement of any third party’s intellectual and industrial property rights by Supplier of its Affiliates in connection with the sale of the Products by any of them, as applicable.
11.3.

In no event shall any Party or any of its Representatives be liable under this Agreement to the other Party for any consequential, indirect, incidental, exemplary, special or punitive damages whatsoever, including any damages for business interruption, loss of use, data, revenue or profit, cost of capital, loss of business opportunity, loss of goodwill, whether arising out of breach of contract, tort (including negligence), any other theory of liability or otherwise, regardless of whether such damages were foreseeable and whether or not the respective Party was advised of the possibility of such damages. To the extent legally permissible, Supplier’s liability under this Agreement shall not exceed the total Price paid by Customer.

11.4.	Nothing in this Agreement is intended to limit a Party’s liability for death or personal injury.
11.5.	Each Party shall obtain and maintain insurance against product liability and errors and omissions, as appropriate, to cover its respective liability under this Agreement.
11.6.	This Article shall survive the termination or expiry of this Agreement for any reason whatsoever.
12.	TERM AND TERMINATION
12.1.

Subject to Section 12.2, this Agreement shall commence on the Effective Date and shall continue in effect for one (1) year from the Shipment Date of the Initial Shipment (as defined below) to the Customer, (“Initial Term”), with an automatic renewal period of one (1) year (“Renewal Term”) unless notice of termination period of is provided by either party not less than 3 months prior to the end of the Initial Term (together, the Initial Term and the Renewal Term (if any), the “Term”).

12.2.	This Agreement is subject to the following conditions precedent (“Conditions Precedent”):
12.2.1.

Product cultivation and manufacturing facilities and processes are successfully audited by Customer or its agent to a standard reasonably required for delivery into and distribution within the Territory;

12.2.2.

Supplier holds all approvals necessary to deliver the Products into Europe, including full recognition of the Products within the Territory, including, but not limited to, EU-GMP certification of the production site(s).

12.2.3.

Customer has received a sample shipment of all Products and laboratory testing conducted by Customer confirms that these sample shipments meet the agreed specifications and analytical parameters within DAB (German Pharmacopoeia) and Ph. Eur.

12.2.4.

Supplier and Customer must use best efforts to satisfy the Conditions Precedent by 30 September 2022. If the Conditions Precedent have not been satisfied despite the parties using best efforts, and if not waived (or legally waivable) on or before 31 December 2022 (or such later date as the Parties agree in writing) then either Party may terminate this Agreement by notice to the other and upon termination the Agreement shall have no further effect (other than Confidentiality) and the Parties will have no liability to each other in respect of the Agreement.

12.3.

Either Party may terminate this Agreement due to a material breach by the other Party after the unsuccessful expiry of a period set for remedy or after unsuccessful warning. The right to extraordinary termination in other respects remains unaffected.

12.4.	In the event that this Agreement expires or is terminated while there are accepted Purchase Orders pending fulfilment:
12.4.1.

Subject to Sections 12.4.2 and 12.4.3 below, Supplier shall supply and Customer shall purchase, all Products under such Purchase Orders at the moment of termination or pay its value and assume the cost of destruction.

12.4.2.	Supplier shall not be obligated to supply Products under this section 12.4 if the termination is by Supplier for material breach of this Agreement.
12.4.3.

Customer shall not be obligated to purchase Product under this Section 12.4 if the termination is by Customer for material breach of this Agreement. for other good cause justifying extraordinary termination or in the event of the existence of a reason  for insolvency, whereby it is sufficient if the Customer presents conclusive facts in this regard, which must then be refuted by the Supplier if necessary.

13.	CONFIDENTIALITY
13.1.

The Receiving Party acknowledges that the Confidential Information of the Disclosing Party is the confidential and proprietary information of the Disclosing Party, and the Receiving Party may make use of any Confidential Information disclosed to it hereunder for the Purpose and for no other purpose whatsoever, howsoever it is obtained, and whether it is furnished to the Receiving Party by or on behalf of the Disclosing Party before or after the Effective Date. The Receiving Party agrees that any Confidential Information disclosed hereunder shall be kept by it in strict confidence indefinitely and in accordance with the provisions of this Agreement. The Receiving Party covenants that it shall take all reasonable precautions to safeguard the Confidential Information from disclosure to anyone other than as expressly permitted by the terms of this Agreement.

13.2.

Confidential Information may be disclosed by a Disclosing Party to the Receiving Party or its Affiliates and Representatives on a need-to-know basis. Confidential Information may also be disclosed by a Receiving Party to its own Affiliates and Representatives on a need-to-know basis, provided that such Representatives are under a duty of non-disclosure and are bound by obligations of confidentiality no less restrictive than as set forth herein. Confidential information may also be disclosed by the Receiving Party if requested by Governmental Authority and required by Applicable Law.

13.3.

The Receiving Party shall be responsible for any breach of this Agreement by any of its Representatives. The Receiving Party agrees, at its sole expense, to take all commercially reasonable measures (including but not limited to court proceedings) to restrain its Representatives from unauthorized disclosure or use of the Confidential Information.

13.4.

During the Term or any Renewal Term, in the event that the securities of the Disclosing Party are listed on a stock exchange, the Receiving Party agrees to comply with any applicable securities trading laws and regulations in any relevant jurisdiction. In such circumstances, the Receiving Party and its Representatives shall not trade or advise any person to trade the securities of the Disclosing Party while in possession of material, non-public information (“MNPI”) of the Disclosing Party or regarding the Purpose of this Agreement. The Receiving Party undertakes to advise its Representatives who receive MNPI under this Agreement about the prohibition of trading in securities based on MNPI (“insider trading”) and of disclosure of MNPI to any person in violation of securities laws (“tipping”).

13.5.

For the avoidance of doubt, the Receiving Party acknowledges and agrees that this Agreement shall be construed as granting only a limited right to the Receiving Party to make use of the Confidential Information for the Purpose and for no other purpose, and that this Agreement shall not be construed as granting or conferring any other rights whatsoever to the Receiving Party in any Confidential Information, whether by licence or otherwise. The Confidential Information shall remain the sole and exclusive property of the Disclosing Party subject only to the limited rights expressly granted to the Receiving Party hereunder.

13.6.

The Receiving Party may disclose or use the Disclosing Party’s Confidential Information for purposes other than those expressly permitted in this Agreement only with the prior written approval of the Disclosing Party.

14.	JURISDICTION AND GOVERNING LAW
14.1.

This Agreement shall be governed by and construed in accordance with the laws of Germany, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction. The provisions of the United Nations Convention on Contracts for the International Sale of Goods (Vienna Sales Convention of 1980) are expressly excluded by the Parties.

14.2.	The Parties agree that the courts located in Frankfurt am Main, Germany, shall have the exclusive jurisdiction and venue over any claims and disputes between the Parties.
15.	FORCE MAJEURE

Unless agreed otherwise in this Agreement, each of the Parties shall be released from the fulfilment of its obligations in the event of force majeure provided that the Party claiming the force majeure must notify the other Party promptly upon its occurrence and provided that the Party claiming Force Majeure will use its best efforts to overcome the difficulties created thereby and to resume performance of its obligations as soon as practicable. In the event a Force Majeure situation which impedes any of the Parties fulfil its obligations for more than three (3) months, the other Party shall be entitled to terminate this Agreement upon ten (10) Business Days’ written notice to the first-mentioned Party. Neither Party shall have any claim against the other arising from such termination. With regard to this Agreement, causes of Force Majeure beyond the control of either Party include situations of war, civil uprising, earthquake or storm, disturbances, pandemics and lack of public utilities and other analogous occurrences of the basic natural forces. The Party invoking force majeure and the consequent release from obligation shall demonstrate and prove the force majeure and the resulting impossibility of performance, i.e. causality and impossibility.

16.	TAXES AND OTHER EXPENSES

Each Party shall bear its own taxation and any other expenses incurred in connection with this Agreement including legal fees, consultants and advisors’ fees and out-of-pocket expenses, unless stated otherwise in this Agreement.

17.	GENERAL
17.1.

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both Parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

17.2.

This Agreement may not be assigned by Supplier or Customer without the written consent of the other Party. Notwithstanding the foregoing, Supplier and Customer may assign this Agreement to their respective Affiliates, provided that the representations and warranties of such Party hereunder are true in all respects with regard to such Affiliate.

17.3.

No failure or delay by a Party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power, or privilege hereunder.

17.4.

Each Party shall retain such records as are required by the Applicable Laws and regulations and at least for a period that is necessary for the administration of this Agreement, but in any case, not for a period of less than five (5) years from the date such records were generated.

17.5.

Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than Supplier and Customer any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their permitted successors or assigns.

17.6.

This Agreement may be executed in text form in line with Section 126b BGB (German Civil Law Code), in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

17.7.

The Parties acknowledge and agree that the provisions of this Agreement which, by their context, are meant to survive the termination of this Agreement or the expiry of the Term or Renewal Term shall survive the termination of this Agreement or expiry of the Term or Renewal Term and shall not be merged therein or therewith.

18.	NOTICES
18.1.	All notices or other documents required to be given in writing pursuant to this Agreement will be delivered by courier or email at the following addresses:

Customer:

To: Cansativa GmbH

Address: Cansativa GmbH, Hessenring 15i, 64546 Mörfelden-Walldorf, Germany

Attention: Benedikt Sons, CEO

Address:

Email: benedikt.sons@cansativa.de

Supplier:

To: RPK Biopharma Unipessoal, Lda

Attention: Tom Flow, COO

Address: Avenida de Santa Isabel, 7 2635-047, Rio de Mouro, Portugal

Email: tom.flow@holigen.com

or to such other address as any of the Parties may designate by notice in writing given to the other.

A notice which is couriered shall, if delivered on a Business Day, be deemed to be given and received on that day. A notice which is sent by email shall be deemed to be given and received on the first Business Day following the day on which it is sent.

[Signature page follows]

IN WITNESS WHEREOF, the Customer and Supplier have executed this Agreement by their respective duly authorized officers as of the Effective Date.

RPK BIOPHARMA UNIPESSOAL LDA.

Name: Tej Virk

Title: CEO AKANDA Corp & Director RPK Biopharma

Date: 8/5/2022

Name: Tom Flow

Title: Managing Director

Date: 8/5/2022

CANSATIVA GmbH

Name: Benedikt Sons

Title: CEO

Date:  8/5/2022

Annex “A” – Cannabis Strains and Specifications

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Annex “B” – Price and Minimum Order Quantities

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